UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2025

Commission File Number: 001-39152

QUANTUM BIOPHARMA LTD.
(Translation of registrant's name into English)

55 University Ave., Suite 1003

Toronto, Ontario M5J 2H7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibit 99.1 attached hereto is incorporated by reference into the Registrant’s Registration Statement on Form F-3 (SEC File No. 333-276264), including any prospectuses forming a part of such Registration Statement and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

In its Form 7 – Monthly Progress Report filed with the Canadian Securities Exchange on January 7, 2025, Quantum Biopharma Ltd. (the “Company”) reported that it had raised an aggregate of $1,000,000 in a non-brokered private placement offering of its convertible debenture units (“Convertible Debenture Units”) at a price of $1,000 per Convertible Debenture Unit (the “Offering”), which Offering closed in December 2024. Each Convertible Debenture Unit consists of (i) one Convertible Debenture Unit having a face value of $1,000 each (a “Debenture”), and (ii) 80 Class B common share purchase warrants (each, a “Warrant”) exercisable for 80 Class B subordinate voting shares (“Class B Stock”) of the Company. The Debentures mature on the date that is 36 months from the date of issuance and bear interest at a rate of 1.25% per unit, beginning on the date of issuance and payable in cash on the last day of the calendar quarter.

The principal sum of the Debentures, or any portion thereof, and any accrued but unpaid interest, may be converted into shares of the Company’s Class B Stock at a conversion price of $6.25 per share. Each Warrant shall entitle the holder to acquire one additional share (each, a “Warrant Share”) at a price of $7.00 per Warrant Share, for a period of five (5) years from the date of issuance. The Company will use the proceeds from the Offering for the ongoing development of its business model and for general working capital purposes. The Offering was not registered under the Securities Act of 1933, as amended, and no Convertible Debenture Units were offered or sold in the United States or to, or for, the account or benefit of any U.S. persons.

A copy of the Form 7 – Monthly Progress Report is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quantum BioPharma Ltd. (Registrant)

Date: January 21, 2025	By:	/s/ Donal Carroll
Donal Carroll, Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Form 7 – Monthly Progress Report dated January 7, 2025

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